JOSHUA E. LITTLE

jlittle@djplaw.com

VIA EDGAR

June 2, 2006

Jim B. Rosenberg

Senior Assistant Chief Accountant

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Mercury General Corporation
Form 10-K for the fiscal year ended December 31, 2005
Commission File No. 001-12257

Dear Mr. Rosenberg:

On May 23, 2005, Mercury General Corporation (“Mercury”) received the Staff’s letter dated May 19, 2006 with respect to the above-referenced Form 10-K of Mercury for the fiscal year ended December 31, 2005. The Staff’s letter requested that Mercury respond to the comments set forth therein within 10 business days or tell the Staff when Mercury will provide a response. We are responding herein to the Staff’s request on behalf of Mercury. As a result of the complex nature of the comments contained in the Staff’s letter and the required responses, this letter is provided to inform the Staff that Mercury will respond to the comments no later than June 13, 2006.

Please contact the undersigned at (435) 674-0400 if you have any questions or comments concerning the foregoing or Mercury’s schedule for responding to the Staff’s comments. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ JOSHUA E. LITTLE
Joshua E. Little

cc:	George Joseph
Gabriel Tirador
Theodore Stalick
Nathan Bessin
Mercury General Corporation

Bradley Monahan
KPMG LLP

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